Filed by SandRidge Energy, Inc.
(Commission File No. 1-33784)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Bonanza Creek Energy, Inc.
(Commission File No. 001-35371)

The following document was distributed to employees of SandRidge Energy, Inc.

SandRidge Team,

This morning we announced our agreement to acquire Bonanza Creek Energy, Inc. for approximately $746 million in cash and stock. Bonanza Creek is a publicly traded (NYSE: BCEI), oil focused, E&P Company with DJ Basin assets targeting the Niobrara.

Over the past year we have focused our strategy to generate the strongest returns possible from our existing assets, while finding opportunities to leverage our expertise into adjacent plays. I firmly believe our people, working as a cohesive team and emphasizing our themes – resource value creation, open and honest dialogue, courageous ideas and SandRidge pride – have been key to our ability to execute our strategy. The assets and challenges may change, but with our culture and team, we can be successful in any environment.

This acquisition directly aligns with our vision and strategy to create resource value and enhance shareholder returns, while prudently managing risk. The combination of using cash and stock to acquire Bonanza Creek allows us to both enhance our asset base and maintain low leverage. Their oil focused assets will immediately add to our existing Niobrara inventory and complement our North Park Basin asset. This transaction increases our daily oil production by 80% to almost 19,000 barrels a day and provides high-return drilling locations, which are ready for immediate development. It also creates a more balanced portfolio by adding development inventory in an established basin to our emerging North Park Basin and NW STACK assets and our more mature, cash producing Mississippian properties. Further, Bonanza Creek has no outstanding debt and strong liquidity, providing us the opportunity to acquire their assets and maintain a superior financial position.

We believe the presence of Bonanza’s Creek office and team in Denver will be important to our success in the DJ basin. Through the course of the transaction we have enjoyed working with their team and believe they are outstanding operators, seasoned in the DJ basin.

I am including a link to the press release issued this morning, however, here are some of the highlights of the transaction:

SandRidge will acquire all of the outstanding shares of common stock of Bonanza Creek for cash and shares of SandRidge stock valued at $36 per share. The total consideration of approximately $746 million consists of $398 million in cash and remaining value in SandRidge’s common stock.

SandRidge is acquiring all of Bonanza Creek’s assets included here with other highlights:

•	Third quarter 2017 production of 15.8 MBoepd, 52% oil

•	Year-end 2016 proved reserves of 91 MMBoe, 55% oil

•	67,000 highly delineated net acres in the rural oil window of the DJ Basin

•	~970 2P Niobrara and Codell locations driving future oil development opportunities

•	Stacked pay DJ Basin assets targeting Niobrara and Codell formations

•	Company owned midstream infrastructure enhancing E&P operations

•	Mature, cash generating Cotton Valley production

•	Significant cost, technical and operational synergies

•	Zero debt and $31 million of cash on hand as of September 30, 2017

Finding, evaluating and executing opportunities such as this is important for our future. Our incredibly talented team’s expertise and ability to identify and execute on opportunities is evidence of our competitive advantage as a company. Congratulations to everyone on a job well done.

I understand that you may have questions about today’s news. For those of you in OKC, we will be holding a Town Hall today at 9:30 am in the auditorium to discuss the announcement. For those unable to attend the Town Hall, please be sure to reach out to your manager with your questions, utilize the Ask the CEO feature on our intranet homepage or just pick up the phone and call me directly.

I am proud of our team’s commitment to the strategic vision that will enable our company to grow and thrive for years to come. This commitment has strengthened SandRidge today and will continue to do so in the future.

Thank you again for your dedication to SandRidge.

/s/ James D. Bennett

James D. Bennett

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, SandRidge Energy, Inc. (“SandRidge”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a prospectus of SandRidge and a joint proxy statement of Bonanza Creek Energy, Inc. (“Bonanza Creek”) and SandRidge. SandRidge and Bonanza Creek also plan to file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the shareholders of Bonanza Creek and the shareholders of SandRidge. SHAREHOLDERS OF BONANZA CREEK AND SANDRIDGE ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about SandRidge and Bonanza Creek, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by SandRidge will be available free of charge, on SandRidge’s internet website at www.sandridgeenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting SandRidge’s Investor Relations Department at (405) 429-5515. Copies of the documents filed with the SEC by Bonanza Creek will be available free of charge on Bonanza Creek’s internet website at www.bonanzacrk.com under the tab “For Investors” and then under the tab “SEC Filings” or by contacting Bonanza Creek’s Investor Relations Department at (720) 440-6136.

Participants in the Solicitation

Bonanza Creek, SandRidge, their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Bonanza Creek is set forth in Bonanza Creek’s public filings with the SEC, including its Current Reports on Form 8-K filed with the SEC on April 28, 2017, June 12, 2017 and August 4, 2017 and its Quarterly Report on Form 10-Q for the period ending September 30, 2017, filed with the SEC on November 9, 2017. Information about the directors and executive officers of SandRidge is set forth in SandRidge’s public filings with the SEC, including its definitive proxy statement on Form DEF 14A filed with the SEC on April 28, 2017 and its Current Reports on Form

8-K filed with the SEC on June 28, 2017 and August 1, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of these documents can be obtained as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain “forward-looking statements” under applicable securities laws, including the Private Securities Litigation Reform Act of 1995. These statements are typically identified by words or phrases such as “may,” “will,” “could,” “should,” “predict,” “potential,” “pursue,” “outlook,” “continue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. For example, statements regarding future results regarding the benefits of the transaction, closing of the proposed merger, and future financial results and operational plans are forward-looking statements.

These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements. These risks and uncertainties include, but are not limited to: the failure to receive requisite shareholder approval, satisfy closing conditions or obtain regulatory approvals; uncertainties as to the timing of the closing; changes to business relationships, competitive responses, the inability to achieve anticipated synergies, unexpected costs, charges, expenses or difficulties, the outcome of any litigation and the inability to retain key personnel, each related to the proposed merger; the uncertainty of financial performance following completion of the proposed merger; and any changes in general economic or industry specific conditions.

SandRidge cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in SandRidge’s and Bonanza Creek’s public filings with the SEC, which are available at the SEC’s website, http://www.sec.gov Each forward looking statement speaks only as of the date of the particular statement, and SandRidge undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.